MR 3/10

[redacted]

SECURITIES A
Was

06002917

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blackwatch Brokerage Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 SUMMER STREET
(No. and Street)

BOSTON (City) MA (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEIRDRE NOONAN 617-239-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 HIGH STREET (Address) BOSTON (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEIRDRE NOONAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLACKWATCH BROKERAGE Inc., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deirdre Noonan 2/23/06
Signature

PRESIDENT
Title

Joan D. Owen
Notary Public

JOAN D. OWEN
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 17, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKWATCH BROKERAGE INC.

(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Financial Statements and Supplementary Schedules
Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2005

Table of Contents

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Blackwatch Brokerage Inc.:

We have audited the accompanying statement of financial condition of Blackwatch Brokerage Inc. (the Company) (a wholly owned subsidiary of The MacGregor Group, Inc.) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackwatch Brokerage Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2006

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	3,330,496
Receivables from brokers and dealers		1,558,264
Deferred research-related expenses		192,345
Deposits with clearing brokers		100,000
Securities owned, at fair value		87,950
Total assets	$	5,269,055

Liabilities and Stockholder's Equity

Account payable to Parent (note 3)	$	869,093
Accrued research – related expenses		883,712
		1,752,805
Common stock, $0.01 par. Authorized 3,000 shares, issued and outstanding 1,000 shares		10
Additional paid-in capital		1,364,931
Retained earnings		2,151,309
Total stockholder's equity		3,516,250
Total liabilities and stockholder's equity	$	5,269,055

See accompanying notes to financial statements.

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Statement of Operations

Year ended December 31, 2005

Revenues:		
Commissions, net of payments to clearing brokers	$	5,117,621
Transaction revenue		4,242,602
Interest and other		51,653
Total revenues		9,411,876
Expenses:		
Research related		4,400,013
Employee-related expenses		1,926,049
Rent/overhead		420,316
Other		155,315
Total expenses		6,901,693
Income from operations		2,510,183
Unrealized gain on investment		62,450
Income before income taxes		2,572,633
Income taxes (note 5)		1,035,999
Net income	$	1,536,634

See accompanying notes to financial statements.

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance at December 31, 2004	1,000	$ 10	1,364,931	764,675	2,129,616
Net income	—	—	—	1,536,634	1,536,634
Dividend	—	—	—	(150,000)	(150,000)
Balance at December 31, 2005	1,000	$ 10	1,364,931	2,151,309	3,516,250

See accompanying notes to financial statements.

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	1,536,634
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on investment		(62,450)
Change in operating assets and liabilities:		
Receivables from brokers and dealers		(796,174)
Deferred research-related expenses		343,326
Deposits with clearing brokers		50,000
Accrued research-related expenses		530,658
Net cash provided by operating activities		1,601,994
Cash flows from financing activities:		
Dividend payment to Parent		(150,000)
Increase in payable to Parent		290,035
Net cash provided by financing activities		140,035
Net increase in cash and cash equivalents		1,742,029
Cash and cash equivalents, beginning of year		1,588,467
Cash and cash equivalents, end of year	$	3,330,496
Supplemental disclosures of cash flow information:		

See accompanying notes to financial statements.

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Notes to Financial Statements

December 31, 2005

(1) Organization

Blackwatch Brokerage Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and acts as an introducing broker whose accounts are cleared and carried by other broker-dealers on a fully disclosed basis. The Company is a wholly owned subsidiary of The MacGregor Group, Inc. (the Parent), which develops, markets, distributes, and sells trade order management software and connectivity solutions for institutional investment managers, brokers, hedge funds, pension plans, mutual fund companies, and trust companies throughout the United States of America and Europe.

The Company was incorporated in the State of Delaware on March 3, 1999, and commenced operations on December 23, 1999 subsequent to the grant of its application to the National Association of Securities Dealers, Inc. (NASD).

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates*

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) *Cash and Cash Equivalents*

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash primarily in money market funds, which have strong credit ratings. These investments are subject to minimal credit and market risks.

Included in cash and cash equivalents is $2,730,000 of shares in a money market account.

(c) *Revenue Recognition*

The Company aggregates commissions across clearing brokers to satisfy the third-party soft dollar obligations of the Parent's institutional customers and other institutional firms. Commissions paid by customers to clearing brokers are received from clearing brokers, and reported as commissions, net of payments to clearing brokers on a trade-date basis. Receivables arising from such commissions are generally collected within thirty days.

The Company accrues a portion of the commissions received from the clearing brokers in anticipation of future soft dollar payments. The average amount accrued is approximately two-thirds of the level of gross commissions paid on the transaction by the customers to the clearing brokers. This amount is included within research-related expenses on the accompanying statements of operations. To the extent that actual soft dollar payments paid on behalf of any single customer exceed the amount accrued on the commissions generated from trades introduced on behalf of that customer, the excess amount is recorded as a deferred expense asset on the Company's statements of financial condition. A reserve against the deferred expense is established based upon reviews of the

transaction activity of such customers. As of December 31, 2005, no amounts have been reserved against the deferred expense balance of $192,000.

The Company also receives transaction revenue through agreements with certain alternative trading systems (ATSs), electronic communication networks (ECNs) and other broker-dealers. The amount paid under these agreements is based on the volume of shares executed over specified links to these ATSs, ECNs or other broker-dealers by Parent's customers.

(d) ***Income Taxes***

The Company is included in the consolidated income tax returns filed by the Parent. Current and deferred income taxes are allocated by the Parent to its consolidated subsidiaries based upon the application of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, to each subsidiary as if it were a separate taxpayer. SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount, which is more likely than not realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities.

(3) Expense Allocation from Parent

The Company reimburses the Parent for providing administrative and support services to the Company. These services included, but were not limited to, office space, telephone services, computer services, internal accounting, payroll, utilities, and other miscellaneous services. The financial statements may not necessarily be indicative of the financial positions that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent entity.

(4) Net Capital and Other Regulatory Requirements

The Company is subject to minimum capital requirements of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" (a maximum ratio of 15 to 1) as those terms are defined by the Rule. As of December 31, 2005, the Company's regulatory net capital of $2,485,326 exceeded required net capital of $116,854. "Aggregate indebtedness" was $1,752,805, resulting in a ratio of "aggregate indebtedness" to "net capital" of approximately 0.71 to 1.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

(Continued)

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2005 consisted of the following:

Current:		
Federal	$	791,599
State and local		244,400
Provision for income taxes	$	1,035,999

A reconciliation of the difference between the statutory federal income tax rate and the effective income tax rate follows for the year ended December 31, 2005:

Statutory income tax rate	34.00%
State and local income taxes, net of federal tax effect	6.27
Effective income tax rate	40.27%

At December 31, 2005, there are no deferred tax assets or liabilities.

(6) Related Parties

Certain directors and officers of the Company and/or Parent (Officers) were minority owners in a broker-dealer. Revenues and receivables under these arrangements were $132,359 and $1,775, respectively, for the year ended December 31, 2005.

On August 5, 2005, the Officers sold all of their respective equity interests in a broker/dealer which transacted business with the Company. This was facilitated through a cash payment and a promissory note for the balance due, payable on a quarterly basis over five years.

Officers also held preferred equity shares in another broker/dealer, which ceased operations in May 2005, that also transacted with the Company.

(7) Subsequent Event

On January 3, 2006, the Parent was acquired by Investment Technology Group, Inc., a publicly traded company listed on the New York Stock Exchange.

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Stockholder's equity	$	3,516,250
Less total nonallowable assets		963,140
Less haircuts on security positions		67,784
Net capital		2,485,326
Less net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		116,854
Net capital in excess of requirements	$	2,368,472
Aggregate indebtedness	$	1,752,805
Aggregate indebtedness to net capital ratio		0.71 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between the computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part II FOCUS report, filed as of December 31, 2005.

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Schedule II – Computation for Determination of Reserve Requirements for
Broker-Dealers Under Rule 15c3-3 of the
Securities Exchange Act of 1934

The Company is exempt from the reserve requirements of Rule 15c3-3 under paragraph (k)(2)(ii) thererof. The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2005.

See accompanying independent auditors' report.

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

**Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5**

The Board of Directors
Blackwatch Brokerage Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Blackwatch Brokerage Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as requested by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future

KPMG

periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2006